NOTICE TO THE MARKET

Valentim dos Santos Diniz, Individual Taxpayer’s ID (CPF/MF) #010.479.308-20, Honorary Chairman of the Board of Directors of Companhia Brasileira de Distribuição, a publicly-held company, Corporate Taxpayer’s ID (CNPJ/MF) #47.508.411/0001-56, (the “Company”), in compliance with the provisions in the Article 12 of CVM Instruction #358/02, informs the Company’s shareholders and the general market that: (i) he transferred to his children, in equal parts, 16,365,517,824 preferred shares held by him, representing the Company’s capital stock, corresponding to 14.38% of the total capital stock and to 25.59% of the outstanding preferred shares, and (ii) the referred transfer of preferred shares does not result in or has as purpose the change in the Company’s control, management or operation.

São Paulo, May 11, 2006.

Valentim dos Santos Diniz